EXHIBIT 5


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35 - _______________)

Filings Under the Public Utility Holding Company Act of 1935 ("Act")

________________, 1998


                  Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to the provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.
                  Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __________, 1998 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.
Central and South West Services, Inc. (70-8531)
                  Central and South West Services, Inc. ("CSWS"), a service company subsidiary of Central and South West Corporation, a registered holding company, has filed an post-effective amendment to the Form U-1 Application in this file under Sections 9(a), 10 and 11 of the Act and Rule 54 thereunder, in which amendment CSWS seeks to amend its existing authority to more accurately define engineering and construction services provided by CSWS to nonaffiliated entities and to permit CSWS to offer to nonaffiliated entities environmental and equipment maintenance services related to its core utility business, as specified in Revised Exhibit 1 to the Amendment.
                  By order dated April 26, 1995 (HCAR No. 26280) (the "Order"), the Commission authorized CSWS to use excess resources in its engineering and construction department, which resources may not be needed to provide services to affiliates within the CSW system at any given time, to provide power plant control system procurement, integration and programming services, and power plant engineering and construction services to nonaffiliated utilities through December 31, 1997.
                  By order dated December 11, 1997 (HCAR No. 26794) (the "Extension"), the Commission extended the term of the authority granted in the Order through December 31, 2002.
                  CSWS respectfully requests that the Commission amend the authority granted in the Order, as amended by the Extension, to more clearly identify the excess engineering and construction services and related environmental and equipment maintenance services to be provided to nonaffiliated entities, as specified in Revised Exhibit 1 to this proposed Amendment (the "Services").
                  For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                           Jonathan G. Katz
                                           Secretary